GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2019

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-19 (MM/DD/YY) AND ENDING 12-31-19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GX2 Spread Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LaSalle Street, Suite 1950
(No. and Street)

Chicago	**IL**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Jaberg
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900	**Chicago**	**IL**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)



OATH OR AFFIRMATION

I, David Jaberg, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of GX2 Spread Markets, LLC, as of December 31, 2019, are true and correct. I further affirm that neither the company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MARY MOLITOR
Notary Public – State of Illinois
My Commission Expires June 02, 2020

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Changes in Members' Equity.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Supplemental Information:

- ☒ (g) Computation of Net Capital pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A copy of the Exemption Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GX2 SPREAD MARKETS, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GX2 Spread Markets, LLC (the Company), as of December 31, 2019, the related statement of income, changes in member's equity, and cash flows for the year then ended, and the related notes and computation of net capital per uniform net capital rule 15c3-1, computation for determination of reserve requirements and information for the possession or control requirements pursuant to rule 15c3-3 (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Company's auditor since 2014.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing the procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital per Uniform Net Capital Rule 15c3-1, Computation for Determination of Reserve Requirements and Information for the Possession or Control Requirements Pursuant to Rule 15c-3 (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240. 17a-5. In our opinion, the Computation of Net Capital per Uniform Net Capital Rule 15c3-1, Computation for Determination of Reserve Requirements and Information for the Possession or Control Requirements Pursuant to Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 25, 2020

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$	3,171,861
Receivable from clearing brokers		2,638,003
Other assets		127,744
TOTAL ASSETS	$	5,937,608

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	339,824
TOTAL LIABILITIES		339,824
MEMBER'S EQUITY		5,597,784
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,937,608

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

REVENUES		
Trading income	$	4,751,088
Agency transaction revenue		1,084,879
Interest income		23,079
Total Revenues		5,859,046
EXPENSES		
Employee compensation and benefits		565,460
Commissions, clearance and other execution fees		991,422
Information and technology		1,803,813
Professional fees		101,432
Telephone		5,844
Administrative fees		90,000
Regulatory fees		14,783
Rent and utilities		99,191
Other		103,256
Total Expenses		3,775,201
NET INCOME	$	2,083,845

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2019

Balance, December 31, 2018	$	5,213,939
Member contributions		-
Member withdrawals		(1,700,000)
Net income		2,083,845
Balance December 31, 2019	$	5,597,784

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES		
Net income	$	2,083,845
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)/decrease in assets:		
Receivable from clearing brokers	(	680,637)
Other assets		25,409
Increase in liabilities:		
Accounts payable and accrued expenses		164,060
Total adjustments	(	491,168)
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,592,677
FINANCING ACTIVITIES		
Member contributions		-
Member withdrawals	(	1,700,000)
NET CASH USED IN FINANCING ACTIVITIES	(	1,700,000)
NET DECREASE IN CASH	(	107,323)
CASH AT DECEMBER 31, 2018		3,279,184
CASH AT DECEMBER 31, 2019	$	3,171,861

Supplemental Cash Flow Information:
    Cash payments for interest during the period totaled $0.
    Cash payments for income taxes during the period totaled $0.

(1) *NATURE OF BUSINESS*

GX2 SPREAD MARKETS, LLC (the "Company"), an Illinois Limited Liability Company, operates as an introducing broker that offers treasury aggregation and algorithmic execution on both a principal and agency basis on multiple products to registered broker-dealers, institutional customers and professional traders. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"), and as an introducing broker with the National Futures Association ("NFA"). The Company is a wholly-owned subsidiary of GX2 Systems, LLC.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Accounting Policies
The Company follows the single source of authoritative U.S. generally accepted accounting principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Securities and Futures Transactions
Securities transactions are recorded on the trade date and, accordingly, include gains and losses on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on any open futures contracts are reflected in income. The commission structure for certain trading activities is such that transaction costs are charged as an adjustment to the execution price in lieu of direct commission expenses; hence, those execution price adjustments are included as a component of Trading Income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, have either short-term maturities, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

Accounting for Uncertainty in Income Taxes
ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain tax positions as of December 31, 2019.

(3) *INCOME TAXES*

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the member.

(4) *FAIR VALUE MEASUREMENTS*

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(4)   *FAIR VALUE MEASUREMENTS (continued)*

The Company records its financial instruments at fair value and categorizes them based upon a fair value hierarchy in accordance with ASC 820-10. At December 31, 2019, the Company had no open financial instruments. At December 31, 2019, no valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(5)   *CONCENTRATIONS OF CREDIT RISK*

At December 31, 2019, the Company had significant concentrations of credit risk which consisted of a cash bank balance at a financial institution located in Chicago which exceeded the amount insured by the Federal Deposit Insurance Corporation by approximately $2.9 million (representing approximately 52% of total firm equity) and deposits with two of the Company's clearing firms (approximating 36% and 11% of the total firm equity. The Company's management monitors the credit worthiness of these institutions.

(6)   *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1 (the Uniform Net Capital Rule) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2019, the Company had net capital and net capital requirements of $5,470,016 and $250,000, respectively, and had no customer accounts.

The Company is exempt from the provisions of the SEC's Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

These regulatory capital requirements may effectively restrict advances to affiliates or capital withdrawals.

(7)   *RECENTLY ISSUED ACCOUNTING STANDARDS*

For the year ending December 31, 2019, various Accounting Standards Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(7) *RECENTLY ISSUED ACCOUNTING STANDARDS (continued)*

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares its office space with an affiliate under terms of an annual expense sharing agreement. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019.

(8) *RELATED PARTY TRANSACTIONS*

The Company is party to an expense sharing agreement with an affiliated entity under which they share certain general and administrative services including certain salaries, rent and administrative fees. Costs allocated to the Company during the period totaled $1,854,900.

(9) *EMPOYEE BENEFIT PLAN COVERAGE*

Eligible employees of the Company are covered under a 401(k) profit-sharing plan (the Plan) sponsored by an affiliate. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan Agreement. During the year ended December 31, 2019, matching contributions totaled $6,188.

(10) *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 25, 2020, which is the date the financial statements were available to be issued. On February 7, 2020, $500,000 was withdrawn from the Company by its parent.

SUPPLEMENTARY INFORMATION

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2019

NET CAPITAL		
Member's equity	$	5,597,784
LESS:		
Non-allowable assets - Other assets	(	127,744)
Commodity futures proprietary capital charges	(	24)
	(	127,768)
NET CAPITAL BEFORE HAIRCUTS		5,470,016
Haircuts	(	-)
NET CAPITAL	$	5,470,016
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
EXCESS NET CAPITAL	$	5,220,016

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as originally filed.

GX2 SPREAD MARKETS, LLC
(an Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2019

These schedules are not applicable as GX2 SPREAD MARKETS, LLC is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) inasmuch as it, as an introducing broker/dealer, clears all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.



SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
GX2 SPREAD MARKETS, LLC
Chicago, Illinois

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) GX2 SPREAD MARKETS, LLC (the Company) identified the following provisions of 17 C.F.R. §15c-3-3(k) under which the Company claimed an exemption from 17 C.F.R. §15c-3-3(k)(2)(ii) (the exemption provisions) and (2) the Company stated that they met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schultz & Chez, LLP

Chicago, Illinois
February 25, 2020



GX2 Spread Markets, LLC
190 S. LaSalle Street
Suite 1950
Chicago, IL 60603
312 471-6300

February 24, 2020

Schultz and Chez, LLP
141 W. Jackson Blvd., Suite 2900
Chicago, IL 60604

Rule 15c3-3 Exemption Report

GX2 Spread Markets LLC (the "Firm") is a broker-dealer registered with the SEC, FINRA, CBOE and the NFA.

The Firm claims an exemption under paragraph (k)(2)(ii) of Securities and Exchange Act, Rule 15c3-3 (the "Rule") for the period January 1, 2019 through December 31, 2019. The Firm is exempt from the provisions of Rule because it meets the conditions set forth in paragraph (k)(2)(ii) of the Rule as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all the account of such customers and maintains and preserves such books and records pursuant to Rules 17a-3 and 17a-4.

The Firm has met the identified exemption provisions in paragraph (k)(2)(ii) of the Rule for the period January 1, 2019 through December 31, 2019 without exception.

The above statements are true and correct to the best of my knowledge and belief.

[signature]
Signature

David W. Jaberg
Name

President & CEO
Title

2/24/2020
Date